

August 7, 2014

Via E-mail
Nicholas S. Schorsch
Chairman of the Board of Directors
American Realty Capital Hospitality Trust, Inc.
405 Park Avenue
New York, NY 10022

> **Re: American Realty Capital Hospitality Trust, Inc.**
> **Post-effective amendment to Form S-11**
> **Filed August 1, 2014**
> **File No. 333-190698**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated July 15, 2014 that the 20.D undertaking, which applies to blind pool REITs like you, requires registrants to file a sticker supplement during the distribution period describing each significant property that has not been identified in the prospectus whenever a reasonable probability arises that a property will be acquired. We further note that you entered into a contract for the purchase of a portfolio of properties on May 23, 2014 and filed the first sticker supplement on June 19, 2014. Please tell us how you compiled with the 20.D undertaking and when you determined that the acquisition became probable or advise.

Annex A, page A-1

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, pages A-4 – A-10

2.   We note your response to our prior comment five and your revision to footnote (2) of Note (C).   You indicate that you have engaged a third-party appraisal firm to conduct a purchase price allocation and determine the useful lives of the assets acquired.   Please clarify and revise to explicitly state whether the purchase price allocation will be solely attributed to the third-party appraisal firm or whether you prepare the purchase price allocation with the assistance of a third-party appraisal firm.   To the extent it is solely attributed to the third-party appraisal firm, please revise to name the third-party appraisal firm and attach the third-party's consent as an Exhibit.   Reference is made to Question 141.02 of the Division's Compliance and Disclosure Interpretations for the Securities Act Sections.   If you take responsibility for the purchase price allocation, please revise to discuss the extent to which the third party appraisal firms are gathering observable market information as opposed to using unobservable inputs and/or proprietary models and the procedures you perform to validate the information received.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations, pages A-11 – A-13 and A-15 – A-18

3.   Reference is made to footnote (3) of Note (F).   You indicate the Barcelo Portfolio lease is treated as a below market lease and amortized to rent expense over the remaining lease term.   Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease and the period over which your below market lease are amortized.   Your response should discuss how you determine the likelihood that a lessee will executive a below market lease renewal and how you consider the likelihood, if at all, in determining the amortization period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at 202-551-3468 or Jennifer Monick, Staff Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
        Proskauer Rose LLP
        Via E-mail